Mail Stop 6010


							August 2, 2005



VIA U.S. MAIL AND FAX 011 972 8 940 7776

Mr. Chai Toren
Chief Financial Officer
Nova Measuring Instruments Ltd.
Weizmann Science Park
Building 22, 2nd Floor
Ness-Ziona 76100, Israel

	Re:	Nova Measuring Instruments Ltd.
		Form 20-F for the year ended December 31, 2004
		Filed June 28, 2005
      File No. 0-030668


Dear Mr. Toren:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 20-F for the year ended December 31, 2004

Item 3. Key Information, page 2

Selected Financial Data, page 2

1. We note that you named your accounting firm, Brightman, Almagor
&
Co. in the opening paragraph prior to your table. If you elect to make such a reference, please note that you will be required to identify the auditing firm under "Experts" and include their consent in your registration statement. We will not object if you wish to indicate only that your financial statements have been audited by an independent registered public accounting firm. Please revise in future filings.

Financial Statements

Statements of Cash Flows, page F-5

2. In future filings please revise your statement of cash flows to show the increase and decrease in short-term and long-term held to maturity securities on a gross basis. Refer to paragraph 11 of SFAS
95.

Note 2 - Significant Accounting Policies, page F-7

I. Revenue Recognition, page F-9

3. Your disclosure regarding revenue recognition is too vague. Expand future filings to describe your revenue recognition policy in greater detail. To the extent that policy differs among significant product lines, please make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the company, i.e. distributors and direct sales force. Provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition. Also provide an analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant.

4. Based on your disclosures, it appears that you provide services and application support to customers. Tell us and expand your disclosures in future filings to describe your revenue recognition policies related to services provided.




Note 7 - Commitments and Contingent Liabilities, page F-15

5. We note that you canceled a liability recorded in prior years and recognized $2.2 million as other income in the current period, related to OCS grants. Explain your accounting in greater detail and demonstrate how it complies with U.S. GAAP.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3554 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.



								Sincerely,


								Angela Crane
								Branch Chief


Mr. Chai Toren
Nova Measuring Instruments Ltd.
August 2, 2005
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